UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and

Amendments Thereto Filed Pursuant to Rule 13d-2(a)

Sino Gas International Holdings, Inc.

 (Name of Issuer)

Common Stock, par value $0.001 per share

 (Title of Class of Securities)

25659R 10 1

 (CUSIP Number)

Liu Yuchuan No.18, Zhong Guan Cun Dong Street Haidian District, Beijing 100083 China 86-10-82600527

 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 2, 2014

 (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	25659R 10 1

1.	NAME OF REPORTING PERSON: Liu Yuchuan
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 6,524,174
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 6,524,174

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,524,174
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.3(1)
14.	TYPE OF REPORTING PERSON IN

(1)         Percentage calculated based on 57,608,833 shares of common stock outstanding as of December 31, 2013, as set forth in the Quarterly Report of Sino Gas International Holdings, Inc. on Form 10-Q for the fiscal quarter ended March 31, 2014 filed with the Securities and Exchange Commission on May 20, 2014.

CUSIP No.	25659R 10 1

1.	NAME OF REPORTING PERSON: Eloten Group Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 6,524,174
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 6,524,174

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,524,174
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.3(1)
14.	TYPE OF REPORTING PERSON CO

(1)       Percentage calculated based on 57,608,833 shares of common stock outstanding as of December 31, 2013, as set forth in the Quarterly Report of Sino Gas International Holdings, Inc. on Form 10-Q for the fiscal year ended March 31, 2014 filed with the Securities and Exchange Commission on May 20, 2014.

INTRODUCTORY NOTE

This amendment No. 5 to Schedule 13D (this “Amendment No. 5 to Schedule 13D”) is filed with respect to Sino Gas International Holdings, Inc. (the “Company” or the “Issuer”) jointly by Mr. Liu Yuchuan and Eloten Group Ltd. (collectively referred to herein as the “Reporting Persons”) pursuant to their joint filing agreement, filed with Amendment No. 1 to the Schedule 13D as Exhibit 7.01 and incorporated herein by reference.

This Amendment No. 5 amends and supplements the statement on the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on October 31, 2006, on behalf of Mr. Liu Yuchuan (as previously amended by (i) amendment No. 1 to Schedule 13D filed on May 8, 2012, (ii) amendment No. 2 to Schedule 13D filed on December 9, 2013, on behalf of the Reporting Persons, (iii) amendment No. 3 to Schedule 13D filed on April 3, 2014 (“Amendment No. 3 to Schedule 13D), and (iv) amendment No. 4 to Schedule 13D filed on April 18, 2014 (“Amendment No. 4 to Schedule 13D”), on behalf of the Reporting Persons (collectively, “Schedule 13D”).

Except as provided herein, this Amendment No. 5 does not modify any of the information previously reported on Schedule 13D. Capitalized terms used but not defined herein have the meanings assigned to them in Schedule 13D.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

On June 2, 2014, the Company entered into Amendment No. 2 to the Agreement and Plan of Merger that the Company entered into on April 3, 2014 (Hong Kong time) with Prosperity Gas Holdings Limited, a Cayman Islands exempted company (“Parent”) and Merger Sub Gas Holdings Inc., a Utah corporation and a wholly owned subsidiary of Parent (“Merger Sub,” together with the Company and Parent, the “Parties” and any one of them a “Party”), as amended by that certain Amendment to the Agreement and Plan of Merger, dated as of April 16, 2014 (“Amendment No. 1”) (as amended, the “Merger Agreement”) with Parent and Merger Sub (this “Amendment No. to the MA”). The Merger Agreement is previously reported in, and attached as Exhibit 7.05 to, Amendment No. 3 to Schedule 13D and Amendment No. 1 is previously reported in, and attached as Exhibit 7.12 to, Amendment No. 4 to Schedule 13D. The Merger Agreement and Amendment No. 1 are each incorporated herein by reference..

The Amendment No. 2 to the MA

The Parties agreed on the following amendments to the Merger Agreement:

1. The No Conflict; Required Filings and Consents section (Section 3.05(b) of the Merger Agreement) is amended to include the Anti-monopoly Law of the People’s Republic of China as well as any official clarifications, guidance, interpretations or implementation rules in connection with or related to the AML (collectively, the “PRC AML Rules”) to the requisite regulatory approvals for the merger transaction.

2. The No Conflict; Required Filings and Consents section (Section 4.03(b) of the Merger Agreement) is amended to include the approval of the applicable governmental authority under the PRC AML Rules in the filings and consents required.

3. The Further Actions; Reasonable Best Efforts section (Section 6.08(a) of the Merger Agreement) is amended to obligate each party to use its reasonable best efforts to take, or cause to be taken, all appropriate action, and to do, or cause to be done, all things necessary, proper or advisable under applicable Laws or otherwise to consummate and make effective the Transactions, including, without limitation, employing such resources as are necessary to obtain the Requisite Regulatory Approvals and the approval of the applicable Governmental Authority under the PRC AML Rules.

4. The Regulatory Approvals section (Section 7.01(c) of the Merger Agreement) is amended to include the approval of the applicable governmental authority under the PRC AML Rules in the requisite regulatory approvals, with certain exceptions.

5. The SAFE Registration section (Section 7.02(e) of the Merger Agreement) is amended to read, as follows:

(e) SAFE Registration. (i) Members of management of the Company who are PRC residents shall have duly completed the registration described in Section 6.15(a); and (ii) the Company shall have duly completed the registration described in Section 6.15(b).

6. The Long Stop Date section (Section 8.02(a) of the Merger Agreement) is amended so that the new termination date of the merger transaction due to non-consummation on a non-fault basis is December 31, 2014.

The Amendment No. 2 to the MA is hereby filed as Exhibit 7.13 to this Amendment No. 5 to Schedule 13D. The foregoing summary of the terms of the document is subject to, and qualified in its entirety by, such document attached hereto, which is incorporated herein by reference.

ITEM 4.	PURPOSE OF TRANSACTION

Item 4 of Schedule 13D is hereby amended and supplemented by disclosure made in Item 3 of this Amendment No. 5 to Schedule 13D above, which is herein incorporated by reference.

Other than as described in Item 3 and Item 4 above, none of the Reporting Persons has any plans or proposals which relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, formulate other purposes, plans or proposals regarding the Issuer, or any other actions that could involve one or more of the types of transactions or have one or more of the results described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 of Schedule 13D is hereby amended and supplemented by the following:

On June 2, 2014, Parent, Merger Sub, and the Company entered into Amendment No. 2 to the MA. The descriptions of Amendment No. 2 to the MA in Item 3 and Item 4 of this Amendment No. 5 to Schedule 13D are incorporated herein by reference.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 7.01	Joint Filing Agreement dated May 8, 2012 between the Reporting Persons (incorporated by reference to Exhibit 7.01 of Amendment No. 1 to Schedule 13D filed on May 8, 2012).

Exhibit 7.13	Amendment No. 2 to Agreement and Plan of Merger among Prosperity Gas Holdings Limited, Merger Sub Gas Holdings Inc. and Sino Gas International Holdings Inc., dated as of June 2, 2014.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 3, 2014

Liu Yuchuan

By:	/s/ Liu Yuchuan

Eloten Group Ltd.

By:	/s/ Liu Yuchuan
Name: Liu Yuchuan
Title: Director

[Signature Page to Schedule 13D Amendment No. 5]